Final Term Sheet

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-151868

September 3, 2008

NORTHERN STATES POWER COMPANY — A WISCONSIN CORPORATION

$200,000,000  6.375% FIRST MORTGAGE BONDS, SERIES DUE SEPTEMBER 1, 2038

Issuer:	Northern States Power Company
Issue Format:	SEC Registered
Ratings*:	A/A2/A+ (Stable/Stable/Stable)
Note Type:	First Mortgage Bonds
Total Principal Amount:	$200,000,000
Pricing Date:	September 3, 2008
Settlement Date:	September 10, 2008
Maturity Date:	September 1, 2038
Interest Payment Dates:	Each March 1 and September 1, commencing on March 1, 2009
Daycount	30/360
Reference Benchmark:	4.375% due February 15, 2038
Benchmark Price:	100-22
Benchmark Yield:	4.333%
Re-offer Spread:	210 bps
Re-offer Yield:	6.433%
Coupon:	6.375% semi-annual
Re-offer/Issue Price to Public:	99.235%
Make-Whole Call:	T+35 bps
Minimum Denominations:	$1,000
Pro Forma Ratio of Consolidated Earnings to Consolidated Fixed Charges	Six Months Ended June 30, 2008 2.9	Year Ended December 31, 2007 3.0
Joint Bookrunners:	Banc of America Securities LLC and BNY Mellon Capital Markets, LLC
Co-Managers:	KeyBanc Capital Markets Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322 or by calling BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864.